FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒                        Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

NATIONAL BANK OF GREECE

This communication is for information purposes only and is not an offer to sell, or the solicitation of an offer to buy, any securities.

REPORT
pursuant to article 289 of the Athens Exchange Regulation
TO THE GENERAL MEETING OF SHAREHOLDERS OF NATIONAL BANK OF GREECE S.A.
 WITH RESPECT TO THE BANK’S SHARE CAPITAL INCREASE
BY UP TO THE EQUIVALENT OF € 1.5 BILLION THROUGH THE ISSUANCE OF REDEEMABLE PREFERRED SHARES

INTRODUCTION

At its meeting of 18 March 2008, the Board of Directors decided to propose to the General Meeting of Shareholders of the National Bank of Greece (“the Bank”) a share capital increase of the Bank by up to the equivalent of € 1.5 billion through the issuance of redeemable preferred shares pursuant to article 17b of the Companies’ Act 2190/1920 (the “Companies Act”), and the waiver of existing ordinary shareholders’ preemptive rights. The proposed share capital increase is deemed by the Board of Directors to be for the benefit of the Bank and its shareholders, given that an issue of redeemable preferred shares, made possible by provisions introduced in law 3604/2007, will strengthen the Bank’s regulatory capital, enabling the Bank to achieve further growth, in a cost-effective format whilst diversifying the Bank’s investor base.

The Bank shall ensure that the redemption option is provided for under its Articles of Association before the redeemable shares are offered for subscription in accordance with the requirements of par. 3a , article 17b of the Companies Act.

1.  FEATURES OF THE SHARES TO BE ISSUED

Amount of issue:	Up to the equivalent of € 1.5 billion, with an option for one or more issues

Description of preference:	The preferred shares shall entitle the holders to a pre-determined dividend amount per issue and to preferential distribution of liquidation proceeds, in the event of liquidation, of the Bank.

Limitations on dividend distribution:	The Bank reserves its absolute right not to distribute dividend to holders of preferred shares. The Bank is required to pay a dividend on preferred shares only in certain limited circumstances.

Non-payment of cumulative dividend:

In the event that the Bank has not paid a dividend on preferred shares for one or more financial years, the Bank shall not at any time thereafter be required to pay such dividend for the said financial years.

The Bank’s redemption option:	The Bank is entitled to redeem the total number of preferred shares and not a portion thereof on a date set for the exercise of this option or on any dividend payment date thereafter. The exercise of the right to redeem the preferred shares is subject to the approval of the Bank of Greece.

Voting rights:

The holders of preferred shares are not entitled to receive notice of, to participate in, or to vote at the Bank’s General Meeting of Shareholders, subject to the mandatory provisions of Greek law as in force.

Trading:	The shares shall be admitted to trading on a foreign stock exchange.

2. REPORT ON THE ALLOCATION OF THE FUNDS RAISED FROM THE BANK’S PREVIOUS SHARE CAPITAL INCREASE

The funds raised as a result of the Bank’s last share capital increase by payment in cash, with preemptive rights in favor of existing shareholders, through the issuance of 135,707,764 new common registered shares, pursuant to the General Meeting of Shareholders’ resolution of 1 June 2006, were  €3,000,498,662.04. The Board certified the capital increase on 7 July 2006, and the trading of the new shares on the Athens Exchange commenced on 11 July 2006.

Additional funds equal to €15,388,713.22, representing the unutilized cash balance of former National Real Estate S.A. funds as at 3 December 2006, were included in our total funds raised, pursuant to the Bank’s Board resolution of 25 January 2007.  In accordance with the table below setting forth the allocation of the funds raised, which was reviewed by our certified auditors, during the financial years 2006 and 2007, these funds were allocated as follows:

Table of allocation of funds raised from the Share Capital Increase through payment in cash with preemptive rights in favour of existing shareholders.

	Breakdown of utilization of the funds raised (amounts in € mil.)	Total funds raised	Total funds allocated as at 31/12/2006	Funds allocated from 01/01/2007 until 30/06/2007	Total funds allocated as at 30/06/2007	Balance
1.	Acquisition of 46% of the common shares of Finansbank	1,855,822,467.44	1,849,598,446.86	6,224,020.58	1,855,822,467.44	0.00

2.	Acquisition of 100% of the founder shares of Finansbank	356,043,262.02	356,043,262.02	0.00	356,043,262.02	0.00

3.	Acquisition of up to 4% plus 1 share of the common shares of Finansbank	158,029,819.41	0.00	158,029,819.41	158,029,819.41	0.00

4.	Acquisition of an over 50% minority shareholding of Finansbank	562,941,750.19	0.00	562,941,750.19	562,941,750.19	0.00

5.	Acquisition of other companies in the Balkans	—	0.00	0.00	—	0.00

6.	6. Issuance Expenses	83,050,076.20	83,035,126.20	14,950.00	83,050,076.20	0.00

	Total	3,015,887,375.26	2,288,676,835.08	727,210,540.18	3,015,887,375.26	0.00

3. Utilization of the funds to be raised from the capital increase

The funds to be raised from the Bank’s share capital increase shall be used to support the organic growth of the Group’s business and to finance potential acquisitions as soon as investment opportunities arise. NBG aims to strengthen the Group’s presence in East and SE Europe and the SE Mediterranean, both in countries where it has already been active and also in countries with growth potential where it has not yet established a presence. At this stage, NBG is not in a position to specify the allocation of the funds to be raised neither the time plan for their investment. The funds to be raised shall serve to strengthen the Group’s capital base, which is necessary for achieving further growth under all circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)
Date : 27th March, 2008

Vice Chairman - Deputy Chief Executive Officer